Exhibit 99.1
FOR IMMEDIATE RELEASE
SIFY TO REPORT FOURTH QUARTER AND FISCAL YEAR END FINANCIAL RESULTS ON THURSDAY, APRIL 20, 2006
Chennai, India, Monday, April 10, 2006. Sify Limited (Nasdaq: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, today announced that it will report its financial results for the fourth quarter and fiscal year end, ended March 31, 2006 on Thursday, April 20, 2006 before the market opens.
In conjunction with the earning release, Sify Limited will host a conference call with Mr. R. Ramaraj, Managing Director and Chief Executive Officer and Mr. Durgesh Mehta, Chief Financial Officer.
The conference call will be held on Thursday, April 20, 2006 at 8:30am EST. Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or 201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.
The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialing 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 198592. Please allow for some time post conference call to access the archive of the Web cast.
About Sify
Sify is a leader in Consumer Internet Access, Portals, and Enterprise Services in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure reaching 160 cities and towns in India. Consumer Services comprise of Access Media- with the over 3000 strong iWay cyber café chain across 149 cities and towns and broadband access to homes, and Portals with one of India’s leading consumer portals www.sify.com, and India’s first broadband content portal www.sifymax.com. A significant part of the company’s revenue is derived from Enterprise Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s Enterprise Service offerings. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2005, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com